OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: SFO - BARCLAYS BANK PLC CASE NO. T20177251

MATTER DETAIL: ON FEBRUARY 12, 2018, THE UK SERIOUS FRAUD OFFICE ("SFO") CHARGED BARCLAYS BANK PLC WITH ONE OFFENCE OF UNLAWFUL FINANCIAL ASSISTANCE CONTRARY TO SECTION 151(1) OF THE COMPANIES ACT 1985 IN RELATION TO A $3 BILLION LOAN PROVIDED TO THE STATE OF QATAR IN NOVEMBER 2008 (THE "CHARGE"). FORMAL CHARGES WERE BROUGHT IN SOUTHWARK CROWN COURT, LONDON, ENGLAND. THE CHARGE ARISES IN RELATION TO A LOAN PROVIDED TO THE STATE OF QATAR IN NOVEMBER 2008. THE SFO CHARGED BARCLAYS PLC IN JUNE 2017 RELATED TO THE SAME FACTS AND CIRCUMSTANCES.

FILED BY: HUMAYUNA1

FILED ON: 3/13/2018 12:50:15 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.